Monthly Report - September, 2019

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        8,350,736        9,910,960
Change in unrealized gain (loss) on open          (4,612,908)      (4,744,932)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0           31,264
      obligations
   Change in unrealized gain (loss) from U.S.        (40,898)          246,421
      Treasury obligations
Interest Income 			              269,938        2,851,780
Foreign exchange gain (loss) on margin deposits        16,816        (276,390)
				                 ------------    -------------
Total: Income 				            3,983,684        8,019,103

Expenses:
   Brokerage commissions 		              582,434        5,775,077
   Management fee 			               54,186          462,100
   20.0% New Trading Profit Share 	               56,770           61,143
   Custody fees 		       	                7,270           22,877
   Administrative expense 	       	              138,116          903,954
					         ------------    -------------
Total: Expenses 		                      838,776        7,225,151
Net Income(Loss)			   $        3,144,908          793,952
for September, 2019

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (121,566.685    $     3,942,628    150,763,252    154,705,880
units) at August 31, 2019
Addition of 		 	              0        254,493        254,493
154.299 units on September 1, 2019
Redemption of 		 	              0    (1,345,349)    (1,345,349)
(1,081.150) units on  September 30, 2019*
Net Income (Loss)               $        96,245      3,048,663      3,144,908
for September, 2019
         			   -------------   -------------   -----------


Net Asset Value at September 30, 2019
(120,682.436 units inclusive
of 42.602 additional units) 	      4,038,873    152,721,059    156,759,932
				  =============  ============= ==============


		GLOBAL MACRO TRUST September 2019 UPDATE
                      Year to Date     Net Asset
Series	  September ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    1.92% 	   (0.66)%  $  1,177.69	   95,624.273 $   112,615,914
Series 3    2.12% 	     2.46%  $  1,694.83	   19,484.348 $    33,022,733
Series 4    2.44% 	     4.02%  $  2,151.50	    3,937.971 $     8,472,533
Series 5    2.23% 	     1.86%  $  1,619.20	    1,635.844 $     2,648,752

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					October 11, 2019
Dear Investor:

Gains from interest rates and stock index futures outweighed losses from trading currencies and commodities.

The world economic picture appeared brighter in September as we saw further monetary policy accommodation, improving growth data in the U.S. and some easing of U.S.-China trade tensions, depending on the day. On the other hand, energy prices were rocked by the attack on Saudi Arabia, and global exports and trade continued to fall constraining growth in Asia ex-Japan and China.

Improving U.S. data, easier monetary policy and softening of trade worries led to a better growth outlook. This backdrop underpinned interest rate rises in September, and reduced safe-haven demand for bonds in general. Short bond futures positions were profitable, particularly in the first half on the month as yields rose. In spite of yields backing down in the latter half of the month, eroding some of the profits, gains were made in U.S., German, British, Canadian, French and Australian bond futures. Long positions in Italian bond futures were also profitable. A short Japanese bond trade was unprofitable despite the Bank of Japan holding off from offering more stimulus.

Global equity markets improved in September as the S&P posted its third monthly gain in four after rebounding from August's downturn-now boasting three out of three positive quarters. Long positions in Japanese, European, British, Taiwanese and Canadian stock index futures were profitable, as well as long S&P and Dow Jones positions. On the other hand, long Korean, Chinese and U.S. small and mid-cap positions were unprofitable, as gains flattened out mid-month. Supporting lower volatility, a short VIX trade produced gains. Losses were incurred on short positions in Spain, Hong Kong and emerging markets.

U.S. dollar positions were mixed with leaning towards being long. This led to losses in the first half of the month as monetary pressures eased and the dollar lost some of its appeal. Some of the losses were offset in the second half of the month as the dollar rose. Long dollar trades versus the yen, Australian and New Zealand dollars and the euro were profitable. A long Korean won position was also slightly profitable. Meanwhile, the pound rose as the threat of a no-deal Brexit was tempered and a short position was unprofitable. Trading in the currencies of Mexico, Sweden, Norway, South Africa, Switzerland, Russia, Singapore, and Brazil were each slightly unprofitable.

Energy prices soared mid-month after the devastating attack on Saudi Arabia. WTI crude jumped 16% and Brent crude posted a record intraday jump of 19%. However, the after-attack reports on damage were better than expected and prices retreated from their amped up levels, falling to a point where most accumulated profits were reversed. Long Brent crude and gas oil positions managed to hang on to some profits, however, losses on long WTI crude, heating oil and gasoline trades outweighed any profits. A short natural gas trade was also unprofitable.

Non-energy commodities were unprofitable for the month. Industrial metals prices followed equities and rose slightly. Short copper, zinc and lead positions were unprofitable. Long gold and silver positions were also unprofitable, while a platinum trade posted a slight gain. Grain, softs and livestock trading were all unprofitable.



 				  Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman